 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ryan John T III (Last) (First) (Middle) 121 Gamma Drive (Street) Pittsburgh, PA 15238 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mine Safety Appliances Company MSA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/13/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, no par value								$149,945	I	By Partnership(5)
Common Stock, no par value	9/13/02		S		1,200	D	$39.90
Common Stock, no par value	9/13/02		S		700	D	$39.80
Common Stock, no par value	9/13/02		S		1,100	D	$39.70
Common Stock, no par value	9/13/02		S		700	D	$39.45
Common Stock, no par value	9/13/02		S		300	D	$39.35	336,661	D
Common Stock, no par value								143,670	I	By Wife (1)
Common Stock, no par value								63,303	I	By Wife as Trustee (2)
Common Stock, no par value								158,052	I	As Co-Trustee (3)
Common Stock, no par value								792,963	I	As Co-Trustee (4)
Common Stock, no par value								149,945	I	By Partnership(5)
Common Stock, no par value								158,052	I	As Co-Trustee (3)
Common Stock, no par value								792,963	I	As Co-Trustee (4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

(1) I disclaim beneficial ownership of these shares.
(2) Shares held in trusts of which I am not a trustee and in which members of my immediate family are beneficiaries. I disclaim beneficial ownership of these shares.
(3) Shares held in trusts of which I am a trustee and in which I and members of my immediate family are among the beneficiaries.
(4) Shares held in a trust of which I am a trustee and in which a member of my immediate family is the beneficiary. I disclaim beneficial ownership of these shares.
(5) Shares held by a family limited partnership of which I am a general partner and the other partners include members of my immediate family. I disclaim beneficial ownership of these shares except to the extent of my pecuniary interest.

By: /s/ John T. Ryan III 9/16/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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